SEC FILE NUMBER 001-39243
CUSIP NUMBER 83067L109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

SKILLZ INC.
Full Name of Registrant

FLYING EAGLE ACQUISITION CORPORATION Former Name if Applicable

P.O. BOX 445
Address of Principal Executive Office (Street and Number)

San Francisco, California 94104
City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Skillz Inc. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period for such filing without unreasonable effort or expense due to leadership changes within the Company, including the appointment of a new Chief Financial Officer in February 2023. In addition, in connection with the preparation of the financial statements for the year ended December 31, 2022, the Company is still evaluating the accounting associated with previously issued financial statements and the financial statements to be included in the 2022 Form 10-K.
The Company will file the 2022 Form 10-K as soon as practical.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Alvin Lobo	415	762-0511
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operation it expects to report for the period ending December 31, 2022, will reflect significant changes from the Company’s results of operations for the period ended December 31, 2021. Because the Company has not completed its financial statements due to the reasons stated above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended December 31, 2022. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in our results of operations for the fiscal year ended December 31, 2022, although we expect that there will be a material decline in revenue year over year.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “expects,” “intends” or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of management and reflect our current expectations regarding the filing of the 2022 Form 10-K. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized. Such risks and uncertainties include, but are not limited to, the risks and uncertainties described in greater detail in our filings with the Securities Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

SKILLZ INC.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 17, 2023	By:	/s/ Alvin Lobo
	Name:	Alvin Lobo
	Title:	Chief Financial Officer